Exhibit 99.1
Xinhua Finance Media Announces Strong Financial Results for the Second Quarter 2007
Beijing, August 13, 2007 — Xinhua Finance Media Limited (NASDAQ: XFML) (“XFMedia”, or “the Company”), China’s leading diversified financial and entertainment media company, today announced its unaudited financial results for the second quarter ended June 30, 2007.
Second Quarter 2007 Highlights
•	Net revenue for the second quarter of 2007 was $29.0 million, up 222% year-over-year from $9.0 million in the second quarter of 2006 and up 74% sequentially from $16.7 million in the first quarter of 2007. The increase in revenue was driven mainly by strong organic business growth; existing businesses contributed $27.5 million while new acquisitions contributed $1.5 million to the quarter.

•	EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and share-based compensation expenses, for the second quarter of 2007 was $9.1 million, up 349% year-over-year from $2.0 million in the second quarter of 2006 or up 50% sequentially from $6.1 million in the first quarter of 2007.

•	Net income for the second quarter of 2007 was $2.3 million, up 1026% year-over-year from $0.2 million in the second quarter of 2006 or down 82% sequentially from $12.6 million in the first quarter of 2007. The $12.6 million in the first quarter of 2007 included a $12.3 million one time gain from the reduction of deferred tax liabilities due to a reduction of the statutory corporate income tax rate in the People’s Republic of China. Excluding this one-time gain, net income was up 765% sequentially compared to the first quarter of 2007.

•	Adjusted net income (non-GAAP), defined as net income before share-based compensation expenses, for the second quarter of 2007 was $2.8 million, up 748% year-over-year from $0.3 million in the second quarter of 2006 or down 80% sequentially from $14.0 million in the first quarter of 2007. Without the one time gain of $12.3 million mentioned above, adjusted net income (non-GAAP) was up 64% sequentially when compared to adjusted net income (non-GAAP) in the first quarter of 2007.
“We are pleased to report strong results for the second quarter of 2007,” said Ms Fredy Bush, XFMedia’s Chief Executive Officer. “Our business continues to grow organically and through strategic acquisitions, demonstrating the company’s ability to execute our business plan and generate profitability.”
“We continue to add breadth and depth to our nationwide China advertising platform through acquisitions. Our direct access to the growing number of high net worth and upwardly mobile individuals across China has been further enhanced through expanded offerings of person-to-person, below-the-line marketing services and mobile value-added services.”

Second Quarter 2007 Financial Results
Net revenue for the second quarter of 2007 was $29.0 million, up 222% year-over-year from $9.0 million in the second quarter of 2006 or up 74% sequentially from $16.7 million in the first quarter of 2007.
Net Revenues by type and segment
The following is a summary of net revenue relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the second quarter of 2007:

	Advertising	Broadcast	Print	Production	Research	Total
Net revenues:
Media production	$—	$—	$—	$3,050,899	$—	$3,050,899
Advertising sales	—	3,508,973	2,968,453	—	—	6,477,426
Advertising services	15,267,101	683,396	1,751,747	—	1,463,542	19,165,786
Publishing services	—	—	265,422	—	—	265,422

Total net revenues	$15,267,101	$4,192,369	$4,985,622	$3,050,899	$1,463,542	$28,959,533

Advertising Group
Net revenue for the Advertising Group for the second quarter of 2007 was $15.3 million, up 166% year-over-year from $5.7 million in the second quarter of 2006 or up 108% sequentially from $7.3 million in the first quarter of 2007. The Advertising Group consists of end-to-end agency services for television, print/online, outdoor/other advertising services, and below-the-line marketing.
Television Advertising
Net revenue for Television for the second quarter of 2007 was $4.8 million, up 133% year-over-year from $2.1 million in the second quarter of 2006 or up 370% sequentially from $1.0 million in the first quarter of 2007. The increase was driven by increased sellout rate of our advertising time inventory.
Print/Online Advertising
Net revenue for Print for the second quarter of 2007 was $6.0 million, up 191% year-over-year from $2.0 million in the second quarter of 2006 or up 25% sequentially from $4.8 million in the first quarter of 2007. The increase was mainly driven by the expansion of the online advertising business.
Outdoor/Other Advertising Services
Net revenue for Outdoor/Other for the second quarter of 2007 was $3.7 million, up 127% year-over-year from $1.6 million in the second quarter of 2006 or up 141% sequentially from $1.6 million in the first quarter of 2007. The increase in net revenue for this quarter was mainly driven by increased advertisement design and creative projects.
Below-The-Line Marketing
Below-the-line marketing, which involves the planning and creation of person-to-person marketing experiences at shopping malls, supermarkets, campuses, clubs and other entertainment outlets, enhances the effectiveness of our existing multi-tiered advertising platform. The Advertising Group expanded its below-the-line marketing services with the acquisition of

Shanghai Singshine Marketing Service Ltd (“SSMS”) on June 11, 2007. SSMS generated post acquisition net revenue of $0.8 million for the second quarter of 2007.
Broadcast Group
Net revenue for the Broadcast Group for the second quarter of 2007 was $4.2 million (there is no comparable revenue for Broadcast Group in the second quarter of 2006 since the Broadcast Group business was acquired only in the third quarter of 2006), which is in line with management expectations and compares with $4.2 million in the first quarter of 2007. The Broadcast Group consists of the advertising business on television and radio, and the mobile value-added services business.
Television
Net revenue for the television business for the second quarter of 2007 was $2.3 million (there is no comparable revenue for the television business in the second quarter of 2006 since the television business was acquired only in the third quarter of 2006), down 38% sequentially from $3.8 million in the first quarter of 2007. This decrease reflects the transitional period for the repositioning of NMTV to better attract upwardly mobile audiences. Programming changes have led to less income from infomercials that have been replaced by new programs that have not yet been on the air long enough to generate new revenues.
Radio
Net revenue for the radio business for the second quarter of 2007 was $1.2 million (there is no comparable revenue for the radio business in the second quarter of 2006 since the radio business was acquired in the third quarter of 2006), up 180% sequentially from $0.4 million in the first quarter of 2007. The sequential increase in net revenue was mainly driven by increased advertising contracts entered in the second quarter of 2007.
We completed the acquisition of Guangzhou Singshine Communication Co., Ltd (“SSC”) on June 11, 2007 which contributed $0.1 million in post acquisition net revenue for the second quarter of 2007. The acquisition of SSC expanded the geographic coverage of XFMedia’s radio advertising and radio program consultation from northern to southern China.
Mobile Services
We completed the acquisition of Beijing Mobile Interactive Co., Ltd. (“M-in”) on June 4, 2007, which contributed approximately $0.7 million in post acquisition net revenue for the second quarter of 2007. Through this acquisition, XFMedia is able to integrate interactive mobile services capabilities into its existing media platform and directly market to a potential audience of 487 million mobile phone users nationwide through mobile phone advertising.
Print Group
Net revenue for the Print Group for the second quarter of 2007 was $5.0 million, up 136% year-over-year from $2.1 million in the second quarter of 2006 or up 47% sequentially from $3.4 million in the first quarter of 2007. The Print Group consists of the advertising business in newspapers and magazines.
Newspaper
Net revenue for the newspaper business for the second quarter of 2007 was $2.2 million, up 333% year-over-year from $0.5 million in the second quarter of 2006 or up 12% sequentially from $1.9 million in the first quarter of 2007. The year-over-year increase in net revenue was mainly driven by the fact that the newspaper business was only acquired in June 2006. The sequential increase was driven mainly by an increase in average price of ad pages sold.

Magazine
Net revenue for the magazine business for the second quarter of 2007 was $2.8 million, up 75% year-over-year from $1.6 million in the second quarter of 2006 or up 94% sequentially from $1.5 million in the first quarter of 2007. The sequential increase in net revenue was mainly driven by the increase in number of events organized, circulation of magazines and number of ad pages sold.
Production Group
Net revenue for the Production Group for the second quarter of 2007 was $3.1 million, up 165% year-over-year from $1.1 million in the second quarter of 2006 or up 291% sequentially from $0.8 million in the first quarter of 2007. The Production Group consists of TV Drama and Program Production, TV Channel Branding and Consulting, and Animation and Special Effects Production.
TV Drama and Program Production
Net revenue for the TV Drama and Program Production business for the second quarter of 2007 was $2.7 million, up 239% year-over-year from $0.8 million in the second quarter of 2006 or up 1802% sequentially from $0.1 million in the first quarter of 2007. The sequential increase in net revenue was mainly driven by the completion and distribution of the TV drama series “Floating Dust of Earth” in the second quarter of 2007.
TV Channel Branding and Consulting
Net revenue for the TV Channel Branding and Consulting business for the second quarter of 2007 was $0.3 million, down 18% year-over-year from $0.3 million in the second quarter of 2006 or down 32% sequentially from $0.4 million in the first quarter of 2007. The drop was driven primarily by the focus on bidding for the CCTV5 Olympic branding project. The Production Group won a contract to re-brand Hebei Movie and Drama TV Channel in the second quarter of 2007.
Animation and Special Effects Production
Net revenue for the Animation and Special Effects Production business for the second quarter of 2007 was $0.1 million, up 340% year-over-year from $23,000 in the second quarter of 2006 or down 55% sequentially from $0.2 million in the first quarter of 2007. The drop was driven by timing of the completion of various projects and current investment in the pre-production of the Beijing Fire Department’s firefighter animation series.
Research Group
Net revenue for the Research Group for the second quarter of 2007 was $1.5 million (there is no comparable revenue in the second quarter of 2006 since the Research Group business was only acquired in the third quarter of 2006), or up 51% sequentially from $1.0 million in the first quarter of 2007. The sequential increase in net revenue was mainly driven by increased number of completed contracts.
Cost of Revenues
Cost of revenues for the second quarter of 2007 was $17.2 million, up 213% year-over-year from $5.5 million in the second quarter of 2006 or up 48% sequentially from $11.7 million in the first quarter of 2007. The increase in cost of revenues is in line with increase in net revenues, which increased by 222% year-to-year or 74% sequentially.

The cost of revenues for the five business segments are as follows:

	Advertising	Broadcast	Print	Production	Research	Total
Cost of revenues:
Media production	$—	$—	$—	$1,341,785	$—	$1,341,785
Advertising sales	—	2,924,449	688,566	—	—	3,613,015
Advertising services	10,129,635	787,718	236,964	—	918,883	12,073,200
Publishing services	—	—	180,902	—	—	180,902

Total cost of revenues	$10,129,635	$3,712,167	$1,106,432	$1,341,785	$918,883	$17,208,902

Operating Expenses
Operating expenses for the second quarter of 2007 were $9.0 million, up 203% year-over-year from $3.0 million in the second quarter of 2006 or up 37% sequentially from $6.6 million in the first quarter of 2007.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses for the second quarter of 2007 were $3.2 million, up 192% year-over-year from $1.1 million in the second quarter of 2006 or up 100% sequentially from $1.6 million in the first quarter of 2007. The increase was driven by increase in sales commission in proportion to the growth in net revenue and increase in promotional expenses.
General and administrative expenses for the second quarter of 2007 were $5.8 million, up 209% year-over-year from $1.9 in the second quarter of 2006 or up 17% sequentially from $5.0 million in the first quarter of 2007. The year-over-year increase is reflective of the general growth of our business as well as the expenses related to becoming a public company. Included in the general and administrative expenses were share-based compensation expenses of US$0.5 million.
EBITDA (non-GAAP)
EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and share-based compensation expenses, for the second quarter of 2007 was $9.1 million, up 349% year-over-year from $2.0 million in the second quarter of 2006 or up 50% sequentially from $6.1 million in the first quarter of 2007.
EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and share-based compensation expenses, was 31% of net revenue for second quarter of 2007, compared to 22% in the second quarter of 2006 and 36% in the first quarter of 2007.
The following is a summary of EBITDA (non-GAAP) relating to each segment for the second quarter of 2007:

	Advertising	Broadcast	Print	Production	Research	Total
Segment EBITDA (non-GAAP)	$4,170,556	$1,801,562	$2,411,104	$1,445,373	$491,283	$10,319,878
Less: Head office expenses						(1,247,242)

EBITDA (non-GAAP)						$9,072,636

Net Income and Adjusted Net Income (non-GAAP)
Net income for the second quarter of 2007 was $2.3 million, up 1026% year-over-year from $0.2 million in the second quarter of 2006 or down 82% sequentially from $12.6 million in the first quarter of 2007. Net income for the first quarter of 2007 included a $12.3 million gain from the reduction of deferred tax liabilities due to a reduction of statutory corporate income tax rate. Excluding this $12.3 million gain in the first quarter, the net income for the second quarter of 2007 was up $2.0 million or 765% sequentially. Net income was 8% of total revenues for second quarter of 2007, compared to 2% in the second quarter of 2006 and 75% in the first quarter of 2007 or 2% excluding the one time gain.
Adjusted net income (non-GAAP), defined as net profit before share-based compensation expenses, for the second quarter of 2007 was $2.8 million, up 748% year-over-year from $0.3 million in the second quarter of 2006 or down 80% sequentially from $14.0 million in the first quarter of 2007. Excluding the $12.3 million deferred tax gain in the first quarter, the adjusted net income for the second quarter of 2007 was up $1.1 million or 64% sequentially. Adjusted net income (non-GAAP), was 10% of total revenues for second quarter of 2007, compared to 4% in the second quarter of 2006 and 84% or 10% excluding the one time gain in the first quarter of 2007.
Outlook for 2007
XFMedia expects full year revenue to be US$128 to 133 million due to contributions from recent acquisitions. Third quarter revenue is expected to be US$35 — 37 million. This forecast reflects XFMedia’s current and preliminary view, which is subject to change.
Conference Call Information
Following the earnings announcement, Xinhua Finance Media’s senior management will host a conference call on August 13, 2007 at 8:00 am (New York) / 8:00 pm (Beijing) to review the results and discuss recent business activity.
Interested parties may dial into the conference call at (US) +1 480 293 1744/ (UK) +44 20 8515 2301 / (Asia Pacific) +852 3009 5027. A telephone replay will be available shortly after the call for one week at (US) +1 303 590 3030/ (UK) +44 207 154 2833, Passcode: 3764077 and (Asia Pacific) +852 2287 4304, Passcode: 105110.
A real-time webcast and replay will be also available at: www.xinhuafinancemedia.com/earnings-webcast.
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com
Xinhua Finance Media is a subsidiary of Xinhua Finance Limited (“XFL”; TSE Mothers: 9399), China’s premier financial information and media service provider. XFL owns 36.8% of the equity and 85.4% of the voting rights of XFMedia through its holding of class B common shares, which have ten votes per share. The investing public, the company’s China partners, executives and staff own class A common shares in the company with one vote per share. The dual-class common share structure was created to accommodate the regulatory landscape of China’s media sector.

Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter and full year 2007 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results presented in accordance with U.S. GAAP, XFMedia uses the following measures defined as non-GAAP financial measures by the SEC: EBITDA, net income excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.
XFMedia believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity. XFMedia believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. XFMedia computes its non-GAAP financial measures using the same consistent method from quarter to quarter. XFMedia believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net profit excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Reconciliations of GAAP and non-GAAP results (in USD thousands, unaudited)

	Three months ended			Three months ended			Three months ended
	June 30, 2007			June 30, 2006			March 31, 2007
			Non-			Non-			Non-
	GAAP	Adj	GAAP	GAAP	Adj	GAAP	GAAP	Adj	GAAP
	Results		Results	Results		Results	Results		Results
Operating Profit (*)	2,757	6,316	9,073	540	1,479	2,019	724	5,334	6,058
Net Income (**)	2,254	546	2,800	200	130	330	12,590	1,443	14,033

(*)	The adjustments are for share-based compensation expenses, interest income, depreciation and amortization for intangible assets.

(**)	The adjustments are for share-based compensation expenses.

Contacts
Media Contact
Xinhua Finance Media
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
IR Contact
Xinhua Finance Media
Ms. Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinancemedia.com

Xinhua Finance Media Limited
Condensed Consolidated Balance Sheets

	June 30,	December 31,
(In U.S. dollars)	2007	2006
	Unaudited	(Note 1)

Assets
Current assets:
Cash	$81,411,707	$36,353,547
Restricted cash (Note 2)	36,560,000	12,579,822
Short-term investment	40,076,000	—
Accounts receivable (Note 3)	31,052,101	17,403,632
Prepaid program expenses	10,619,885	8,597,935
Other current assets	22,366,131	22,114,480

Total current assets	222,085,824	97,049,416
Content production deposit and cost, net	7,623,222	5,854,271
Property and equipment, net	6,973,629	4,367,329
Intangible assets, net (Note 4)	235,527,032	176,201,528
Goodwill	117,012,686	83,670,010
Investment	500,000	500,000
Deposits for acquisition of subsidiaries	58,634,000	29,246,500
Deposits for acquisition of intangible asset	—	2,561,246
Other long-term asset	512,642	—

Total assets	$648,869,035	$399,450,300

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	$32,930,486	$11,218,256
Other current liabilities	36,100,422	163,848,633

Total current liabilities	69,030,908	175,066,889
Deferred tax liabilities	29,544,289	41,168,035
Convertible loan	—	14,017,289
Long term payables, non-current portion	114,041,312	64,937,958

Total liabilities	212,616,509	295,190,171

Minority Interests	3,674,373	3,010,407
Shareholders’ equity:
Class A common shares and nonvested shares (par value $0.001; 69,035,751 as of December 31, 2006 and 143,822,874 as of June 30, 2007 shares authorized; 32,011,154 as of December 31, 2006 and 85,833,323 as of June 30, 2007 shares issued and outstanding)	85,834	32,011
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2006 and June 30, 2007 shares authorized; 50,054,618 as of December 31, 2006 and June 30, 2007 shares issued and outstanding)	7,442	7,442
Convertible preferred shares (par value $0.001;15,600,000 as of December 31, 2006 shares authorized; 15,585,254 as of December 31, 2006 shares issued and outstanding and nil as of June 30, 2007 shares issued and outstanding)	—	15,585
Additional paid-in capital	420,280,429	103,155,391
Retained earnings (deficits)	10,708,699	(2,797,112)
Accumulated other comprehensive income	1,495,749	836,405

Total shareholders’ equity	432,578,153	101,249,722

Total	$648,869,035	$399,450,300

Xinhua Finance Media Limited
Consolidated Statements of Operations

	Three months	Three months	Three months	Six months
	ended	ended	ended	ended
(in U.S. Dollars)	June 30, 2007	June 30, 2006	March 31, 2007	June 30, 2007
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Advertising services (Note 5)	19,165,786	7,175,695	9,074,956	28,240,742
Content production	3,050,899	1,149,767	779,715	3,830,614
Advertising sales (Note 5)	6,477,426	680,554	6,622,955	13,100,381
Publishing services	265,422	—	202,430	467,852

Total net revenues	28,959,533	9,006,016	16,680,056	45,639,589

Cost of revenues:
Advertising services (Note 5)	12,073,200	4,663,999	7,326,871	19,400,071
Content production	1,341,785	725,955	266,850	1,608,635
Advertising sales (Note 5)	3,613,015	106,788	3,905,913	7,518,928
Publishing services	180,902	—	150,924	331,826

Total cost of revenues	17,208,902	5,496,742	11,650,558	28,859,460

Operating expenses:
Selling and distribution	3,165,211	1,085,144	1,579,456	4,744,667
General and administrative	5,828,831	1,884,373	4,988,225	10,817,056

Total operating expenses	8,994,042	2,969,517	6,567,681	15,561,723

Other operating income (Note 6)	—	—	2,261,788	2,261,788

Income from operations	2,756,589	539,757	723,605	3,480,194
Other income (expense):
Interest expense (Note 8)	(2,086,990)	(640,501)	(1,210,939)	(3,297,929)
Interest income	1,858,221	695,582	456,834	2,315,055
Other, net	158,401	(90,575)	37,738	196,139

Income before provision for income taxes and minority interest	2,686,221	504,263	7,238	2,693,459
Provision for income taxes (Note 9)	202,457	22,185	(12,915,380)	(12,712,923)

Net income before minority interest	2,483,764	482,078	12,922,618	15,406,382
Minority interest	229,355	281,797	332,884	562,239

Net income	2,254,409	200,281	12,589,734	14,844,143
Deemed dividend on redeemable convertible preferred shares	—	3,343,074	—	—
Dividend declared on redeemable convertible preferred shares	—	—	1,338,333	1,338,333

Net income (loss) attributable to holders of common shares	2,254,409	(3,142,793)	11,251,401	13,505,810
Net income per share:
Basic — Class A common share				0.156
Basic — Class B common share				0.156
Diluted — Class A common share				0.130
Diluted — Class B common share				0.130

Xinhua Finance Media Limited
Condensed consolidated statements of cash flows

	Three months ended	Three months ended	Three months ended
(in U.S. Dollars)	June 30, 2007	June 30, 2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	41,081	(4,781,217)	(7,460,850)

Net cash used in investing activities	(97,768,365)	(4,044,796)	(14,248,357)

Net cash provided by (used in) financing activities	2,660,996	(1,035,600)	161,567,987

Effect of exchange rate changes	546,121	193,062	(280,453)

Net increase (decrease) in cash	(94,520,167)	(9,668,551)	139,578,327
Cash, as at beginning of the period	175,931,874	71,863,640	36,353,547

Cash, as at end of the period	81,411,707	62,195,089	175,931,874

Notes to Accounts
1) 2006 condensed consolidated balance sheets
Information was extracted from the audited financial statements included in the prospectus on Form-1 of the Company filed with the Securities and Exchange Commission on March 8, 2007.
2) Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivables and debtors turnover
Debtors turnover for the first quarter and second quarter of 2007 was 98 days and 97 days respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC.
4) Intangible assets
Net book value for intangible assets as of June 30, 2007 was $235.5 million. It mainly represents the fair value of the long term advertising agreements for the Broadcast and Print Group. The net book value of the intangible assets were primarily composed of $101.2 million advertising license agreement for our TV business, $60.1 million exclusive advertising agreement for our newspaper business, and $48.8 million exclusive advertising agreements we entered for radio advertising operations in Shanghai, Beijing and Guangdong. We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the second quarter and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.

5) Net revenue and cost of revenue
For net revenue and cost of revenue, there was a reclassification of $2.1 million for Broadcast Group from advertising services to advertising sales for the first quarter of 2007.
6) Other operating income
Other operating income of $2.3 million represents reimbursement of IPO related expenses by Bank of New York. Those expenses, all of which had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to the sale of securities, related primarily to audit fees and fees paid to consultants during the listing process.
7) Amortization included in cost of sales, selling expenses, or administrative expenses
Amortization for the first quarter and second quarter of 2007 were $3.1 million and $3.4 million respectively. It mainly represents the amortization of the intangible assets as mentioned in note 4. The amortization for the TV license agreement was $1.3 million for both first and second quarter of 2007. The amortization for the newspaper exclusive advertising agreement was $0.4 million for both first and second quarter of 2007. The amortization for the radio exclusive advertising agreements was $0.6 million for the first quarter of 2007 and $0.7 million for the second quarter of 2007.
8) Interest expense
Included in interest expense is imputed interest of $1.8 million and $1.7 million for the first quarter and second quarter of 2007 respectively. It mainly represents the monthly imputed interest expense charged on the payment obligations for the above long term contracts. For the TV license agreement, the imputed interest each quarter in 2007 was $0.7 million. For the Newspaper exclusive advertising agreement, the imputed interest for the first quarter and second quarter of 2007 were $0.5 million and $0.4 million respectively. For radio exclusive advertising agreements, the imputed interest for the first quarter and second quarter of 2007 was $0.6 million.
9) Provision for income taxes
Provision for income taxes included deferred tax credits of $13.1 million and $0.7 million in the first quarter and second quarter of 2007 respectively. The $13.1 million deferred tax credits in the first quarter of 2007 included a $12.3 million gain from the reduction of deferred tax liabilities arises from the reduction of the enacted statutory corporate income tax rate from January 1, 2008 on March 16, 2007.